Pacific Special Acquisition Corp.

40 Wall Street, 28th Floor

New York, NY 10005

September 18, 2015

VIA EDGAR

Matthew Crispino

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Pacific Special Acquisition Corp.
Registration Statement on Form S-1 Filed August 17, 2015
File No. 333-206435

Dear Mr. Crispino:

Pacific Special Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 11, 2015, regarding our Registration Statement on Form S-1 (the “Registration Statement”) originally filed on August 17, 2015. For your convenience, we have repeated below the Staff’s comments in bold and have followed the comments with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement, which has been filed substantially contemporaneously with the submission of this letter.

General

1.	Please supplemetally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that, to date, neither it, nor anyone authorized to do so on its behalf, has presented or will present any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.

2.	Please confirm that you will not be using any graphical materials or artwork in your prospectus in light of the nature of this filing.

The Company advises the Staff that no such materials will be used in the prospectus.

Summary, page 1

3.	Please consider avoiding the use of a glossary to explain information in the prospectus. If the meaning of the terms on page 1 are not clear from the context of the disclosure, you should define terms where first used. Refer to Rule 421(b)(3) of the Securities Act.

The Company has revised the Summary in response to the Staff’s comment.

4.	A summary is intended to provide investors with a brief summary of the key aspects of the offering. You include a significant amount of detail in your summary, much of which is repeated elsewhere in the body of your prospectus. Please carefully consider and identify the aspects of the offering that are most significant and determine how to best highlight those points in clear, plain language.

The Company has revised the Summary in response to the Staff’s comment.

5.	Please disclose, if true, that investors will be relying on the business judgement of the board of directors and that the board will have significant discretion in choosing the standard used to establish the fair market value of the target acquisition.

The Company has revised the disclosure on pages 22 and 65 of the prospectus in response to the Staff’s comment.

Proposed Business

Investment Criteria, page 60

6.	In the first bullet point, please disclose what you mean by a start-up company, including any objective criteria that you use to determine whether a company is a start-up. We note your disclosure elsewhere that you may acquire a business in its early stages of development or growth.

The Company has revised the disclosure on pages 58, 61 and 63 of the prospectus in response to the Staff’s comment.

Our Competitive Advantages, page 61

7.	You state in the third bullet point on page 62 that you believe Pacific Securities will consider you when assessing the allocation of transaction opportunities. Please disclose the basis for your belief.

The Company has revised the disclosure on page 60 of the prospectus in response to the Staff’s comment.

Management, page 82

8.	On page 83, the disclosure for Mr. Shen indicates that he is not currently a director. Please revise the position description on pages 82 and II-5 for consistency.

The Company has revised the disclosure on page 81 of the prospectus in response to the Staff’s comment.

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Certain Relationships and Related Party Transactions, page 94

9.	In the first paragraph, please disclose the amount that Mr. Shen paid for the 30,000 ordinary shares.

The Company respectfully believes that such information has already been disclosed on page 92 of the prospectus, as follows: “In July 2015 we issued an aggregate of 1,437,500 founder shares to our initial shareholders for an aggregate purchase price of $25,000 in cash, or approximately $0.017 per share.” Mr. Shen is one of the initial shareholders of the Company, as disclosed on Page II-1 of the Registration Statement and page 92 of the prospectus.

Item 17. Undertakings, page II-2

10.	We note that you include the undertaking under Item 512(a)(5)(ii) for offerings that are subject to Securities Act Rule 430C but not Rules 430A or 430B. You also include the undertakings under Item 512(i) for offerings under Rule 430A. Please advise or revise.

The Company has revised the disclosure on page II-3 of the Registration Statement in response to the Staff’s comment.

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In making this response the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

Pacific Special Acquisitions Corp.

By:	/s/ Yaqi Feng
Name:	Yaqi Feng
Title:	Chief Operating Officer

cc: Ellenoff Grossman & Schole LLP

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